GrabAGun Digital Holdings Inc.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

April 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cara Wirth
Dietrich King
Scott Stringer
Suying Li

Re:	GrabAGun Digital Holdings Inc.
Registration Statement on Form S-4
Filed March 21, 2025
File No. 333-286021

Dear Ms. Wirth / Mr. Stringer:

GrabAGun Digital Holdings Inc. (“Pubco”) and Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”, and together with Pubco, the “Co-Registrants” or “we”, “our” or “us”), hereby submit the Co-Registrants’ responses to the comment letter dated April 17, 2025, received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on March 21, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Co-Registrants’ response. In response to the Staff’s comments, the Co-Registrants are filing via Edgar a revised draft registration statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter. Capitalized terms used but not defined in this correspondence have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4 Filed March 21, 2025

Cover Page

1.	Here and in the prospectus summary, please revise to include the Colombier sponsor compensation. Please refer to Items 1602(a)(3), 1604(a)(3), and 1604(b)(4) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 17, 124 and the letter to shareholders of the Amended Registration Statement to include the requested information.

2.	We note in the ninth paragraph you disclose the Colombier board determined the transactions were in the best interests of Colombier. Please disclose here whether the Colombier board also determined that the transactions were advisable and in the best interests of its security holders. Please refer to Item 1606(a) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 34, 37 and 87 of the Amended Registration Statement to include the requested information.

Questions and Answers About the Colombier Extraordinary General Meeting

Dilution, page xxiii

3.	We note your disclosure here and elsewhere of the net tangible book value per share, as adjusted, for the following redemption scenarios – Assuming No Redemptions, Assuming 50% of Contractual Maximum Redemptions, and Assuming Contractual Maximum Redemptions. Please expand your disclosure to include at least four redemption scenarios that will reasonably inform investors of potential outcomes or explain why your scenarios constitute a sufficient range. Refer to Item 1604(c) of Regulation S-K and footnote 277 of SEC Release No. 33-11265.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page xxii of the Amended Registration Statement (as well as each other instance in the Amended Registration Statement disclosure in which multiple redemption scenarios are presented) to include in the disclosure an additional redemption scenario assuming 25% of Contractual Maximum Redemptions.

4.	Please revise the title of the line items “net tangible book value per share as of December 31, 2024” disclosed in your dilution tables on page xxiii to describe the adjusted amounts as “net tangible book value per share, as adjusted, as of December 31, 2024.” Refer to Item 1604(c) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages xxiii and xxiv of the Amended Registration Statement to include the requested information.

5.	We note your numerator adjustment for transaction expenses incurred by Colombier of $469 thousand. It appears the $469 thousand represents an amount already reflected in the historical financial statements. See pro forma adjustment D on page 65. If so, please explain (i) your inclusion of the adjustment and (ii) why it represents an increase to the numerator. Additionally, we note transaction expenses of $3,646 thousand that have not yet been reflected in the historical financial statements. Please explain why the numerator has not been adjusted to reflect the expected incurrence of such expenses. Refer to Item 1604(c) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page xxiv of the Amended Registration Statement to exclude the $469 thousand in transaction expenses incurred by Colombier to date as a numerator adjustment. Additionally, we have included $3,646 thousand in transaction expenses to be incurred by Colombier as a numerator adjustment in the calculation of the as adjusted net tangible book value.

Summary of the Proxy Statement/Prospectus, page 1

6.	Please revise to disclose the background and material terms of the business combination. Refer to Item 1604(b)(1) of Regulation S-K. Additionally, please disclose the material factors that the Colombier board considered in making the determination to approve the business combination. Refer to Item 1604(b)(2) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 10 through 14 of the Amended Registration Statement to include the requested information.

Risk Factors

There is no assurance that Colombier’s diligence will reveal..., page 22

7.	We note your statement that “[i]n addition, charges of this nature may cause Pubco to violate leverage or other covenants to which it may be subject as a result of any financing that may be obtained following the Closing.” To the extent that there is any currently anticipated financing, please revise to state as much, include the material terms and file any agreement as an exhibit. Please refer to Items 1602(b)(5) and 1604(b)(5) of Regulation S-K and Item 601(b)(10) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 30 of the Amended Registration Statement to provide further clarification intended to be responsive to the Staff’s comment. As of the date of the Amended Registration Statement, are no financing transactions identified or expected to be consummated in connection with the proposed Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

8.	Please include, as a separate column in the pro forma financial statements, the historical financials of GrabAGun Digital Holdings Inc. (Pubco) showing its capital structure before and after the transaction. See Article 11 of Regulation S-X.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure of the Amended Registration Statement to include a separate column presenting the historical financial statements of Pubco.

9.	Please tell us whether the $2.5 million transaction advisory service agreement fee disclosed in Note 9. Subsequent Events, on page F-40, has been given pro forma effect. If not, tell us why not.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that pro forma adjustment (F) on the balance sheet reflects estimated future transaction costs for GrabAGun totaling $3.6 million, which is inclusive of the $2.5 million transaction advisory service agreement fee.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 65

10.	Refer to pro forma adjustments (G) and (H). Please tell us why it is appropriate to record the payment of $50 million Aggregate Cash Consideration and the issuance of $100 million Aggregate Stock Consideration as reductions to additional paid in capital.

Response: The Co-Registrants acknowledge the Staff’s comment, and in response, Co-Registrants have outlined below the basis for recording the payment of $50 million Aggregate Cash Consideration and the issuance of $100 million Aggregate Stock Consideration as reductions to Additional Paid-In Capital (“APIC”).

GrabAGun, identified as the target company and accounting acquirer, is merging with Colombier, a public shell corporation with nominal net assets that does not meet the definition of a business under ASC 805. Consequently, the transaction is accounted for as a reverse recapitalization rather than a business combination. Under this accounting treatment, a reverse recapitalization is considered equivalent to the issuance of stock by the target company in exchange for the net monetary assets of the public shell corporation, accompanied by a recapitalization. The accounting for this transaction follows the same principles as a reverse acquisition, with the exception that no goodwill or other intangible assets are recorded. As a result, the transaction is effectively accounted for as though GrabAGun issued its equity in exchange for the net assets of Colombier.

The $50 million Aggregate Cash Consideration and $100 million Aggregate Stock Consideration are presented as reductions to APIC to reflect the net asset adjustment. The $100 million Aggregate Stock Consideration represents a new issuance of common stock by Pubco, as the target company does not have existing preferred stock eligible for conversion into Pubco common stock. To capture the full impact of the transaction, pro forma adjustment (H) reflects the issuance of new common stock. Specifically, the adjustment accounts for an increase in common stock and APIC, along with an offset to APIC for the fair value of the Aggregate Stock Consideration, which is treated as non-cash consideration.

Background of the Business Combination, page 94

11.	We note that Colombier formally evaluated approximately 50 business combination opportunities and ultimately entered into non-disclosure agreements with 12 potential target business. Please disclose how you narrowed the group from 50 to 12. Also please disclose how such introductions were made (for example, introductions via board members, officers, investment advisors, etc.)

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 104 and 105 of the Amended Registration Statement to include the requested information.

12.	We note your statement that “Colombier and GrabAGun discussed and negotiated various terms contained in the Initial LOI and GrabAGun proposed revised terms related to, among other things, the aggregate cash consideration to be received by the GrabAGun Members and the closing condition regarding minimum transaction proceeds to GrabAGun.” Please revise to elaborate on how the form of the initial consideration and $150 million valuation of GrabAGun were determined, including any material discussions or negotiations surrounding this topic. In this regard, we note you disclose the parties held calls and meetings between October 2, 2024, and October 29, 2024.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 106 of the Amended Registration Statement to include the requested information.

13.	We note that Colombier engaged Williams Mullen as firearms regulatory legal counsel. To the extent that there were any material discussions regarding such regulatory component, please revise to state as much. We also note that “Colombier management also met with other business contacts knowledgeable about the firearms industry and reviewed third-party reports and materials about the firearms, ammunitions and firearms accessories retail sector and about other public companies with similarities to GrabAGun’s business.” Please revise to disclose the identity of such contacts to the extent Colombier management relied upon them.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 107 of the Amended Registration Statement to include the requested information.

14.	Please revise to disclose the material nature of discussions that occurred on November 8 and 15, 2024 and revise to state the reasons needed to extend the exclusivity term of the LOI on December 3, 2024 and again on December 18, 2024. Additionally, please disclose the topic of any material negotiation between the parties regarding the Ancillary Agreements.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 107 of the Amended Registration Statement to include the requested information.

Colombier Board’s Reasons for the Approval of the Business Combination, page 98

15.	Please revise to state whether the board considered the consideration, and whether the board determined that such consideration was fair to shareholders and the transactions were advisable and in the best interests of Colombier and its security holders. Refer to Item 1606(a) and (b) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 10, 34, 37 and 87 of the Amended Registration Statement to include the requested information.

16.	Please revise to state whether or not:

●	the business combination transaction is structured so that approval of at least a majority of unaffiliated security holders of Colombier is required; and

●	a majority of the Colombier board who are not employees of Colombier retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the business combination and/or preparing a report concerning the approval of the business combination transaction.

Refer to Item 1606(c) and (d) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages xv, 10 and 109 of the Amended Registration Statement to include the requested information.

Colombier Financial Analysis, page 101

17.	We note your statement that Colombier did not prepare, and did not request that GrabAGun prepare projections in connection with the proposed Business Combination. However, we also note that Colombier management used unaudited historical financial information provided by GrabAGun to derive a “historical year over-year growth rate (‘1 YR BR Growth Rate’) for GrabAGun of approximately 9.2%.” Please revise to include and describe the financial information and methodologies, assumptions, and limitations used to calculate the growth rate. Refer to Item 1609 of Regulation S-K. Additionally, please disclose whether any financial information used to determine the 1 YR BR Growth Rate changed after GrabAGun’s financial statements were audited, and if any financial information did change, disclose whether the Colombier Board was notified, if you re-calculated the growth rate, and if not, why not. If applicable, please also disclose whether the Colombier Board considered any differing financial statements or growth rates in continuing to recommend the business combination. To the extent applicable, please revise your risk factor disclosure to speak to the risks in using unaudited financial statements in this context.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 115 of the Amended Registration Statement to include the requested information. In response to the second portion of the Staff’s Comment, the data points from GrabAGun unaudited financial information comprising the GrabAGun Historical Revenue Growth Rate Data, as further defined and described in the updated disclosure on page 117 utilized to derive the estimated one-year backward-looking historical growth information (referred to in the disclosure as “1 YR BW Growth Rate”) Colombier used in its Guideline Company Analyses were information as of one-year periods ending September 30, 2024, and September 30, 2023, respectively, whereas the GrabAGun audited financial statements present information as of GrabAGun’s fiscal year end, which is December 31. The Colombier Board is aware of the results of the audited annual financial statements of GrabAGun for the fiscal years ended December 31, 2024, and December 31, 2023, which information is also incorporated into the F-pages of the Registration Statement and the Colombier Board has not determined to change its recommendation that Colombier shareholders approve the proposed business combination transaction between Colombier and GrabAGun.

Guideline Company Analyses, page 103

18.	We note the companies that were chosen for the Guideline Company Analyses by Colombier management, including the focus on market-leading e-commerce and tech enabled services companies. However, we note that only one company is in a similar industry (AMMO, Inc.), and its key metrics are substantially lower in value than the other companies that were chosen. Such other companies appear considerably more advanced than both AMMO, Inc. and GrabAGun, including Uber, Booking Holdings, and Costco, as a few examples. In this light, we note the limitations highlighted on page 106. Please revise your disclosure to discuss why you did not select any recently listed companies that may be more similarly situated to GrabAGun’s current position (revenue, financial, or other metric).

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 114 and 115 of the Amended Registration Statement to include the requested information.

U.S. Federal Income Tax Considerations, page 140

19.	Please revise this section to state, if true, that this section constitutes the opinion of counsel with respect to the conclusions regarding redemptions and the business combination. Refer to Section III.C.1 of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 153 of the Amended Registration Statement to include the requested information.

Information About GrabAGun, page 170

20.	We note your statements that “GrabAGun is a leading digitally native and multi-brand eCommerce retailer of firearms, ammunition and related accessories” and “GrabAGun has established itself as a premier online gun platform, leveraging technology to provide a tech-first, superior eCommerce experience, specially catering to the next generation of firearms enthusiasts, sportsmen and defenders.” Please revise to disclose how you measure “leading,” “premier,” and “superior” in these contexts (for example, based on revenue, number of products available and/or items sold, etc.).

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 1, 84, 183, 188 and 200 of the Amended Registration Statement to remove certain terms and clarify other aspects of disclosure as a result of the Staff’s comment.

21.	We note references to the 2A ecosystem, consolidating the 2A sector, and redefining the 2A sector. Please define the 2A sector, as you are using the term, and elaborate on the ways that you are or are planning to consolidate or redefine the 2A sector. In this light, we also note your statement on page 174 regarding your “ability to modernize operations, improve customer engagement, and streamline logistics will ensure sustained growth, increased profitability, and a stronger, more resilient industry that stands up to corporate censorship and capital market restrictions.” Please provide a source or support for these conclusions.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 183 and 189 of the Amended Registration Statement to include the requested information.

22.	We note a number of statements regarding your tech-first approach to business, software, tech stack, AI-driven automation and compliance, New Inventory Program, AI-driven and AI-powered pricing, compliance automation, automated regulatory compliance support, as well as your statements that your software will lead to “increase speed to market and reduce costs.” Please revise to elaborate on your current software, and specifically any AI capabilities. In this context, please define “AI” and provide examples on how it engages with pricing, inventory, compliance, and compliance support.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 183, 187 and 195 of the Registration Statement to include the requested information and to clarify further the extent AI is used in various aspects of GrabAGun’s business (excluding compliance functions, as the software GrabAGun uses to support compliance functions uses a basic static ruleset to automate processes without machine learning capabilities).

23.

We note your statement that you have “assembled a vast network of 42,000 trusted FFL holders that spans across the country, representing, we believe, based on 2024 data, approximately one third of the total number of FFLs in the United States.” Please disclose how you assemble the network of FLL holders, define “trusted,” and to the extent you vet such FLL holders, please revise to state as much and describe the procedures that you undertake. Revise your risk factors to reflect the material risks associated with your vast network of FLL holders. To the extent that your FFL holders pay fees to you, or vice versa, please state as much. Additionally, please name the source of the 2024 data. Where you state that firearms are “delivered to our customers’ choice of third-party FLL holders” please clarify if true, that they are limited to the FFL holders in your network.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 57 and 186 of the Amended Registration Statement to address the Staff’s comment.

24.	With respect to your eGunbook Regulatory Management System, we note that “[i]f an error is detected, the item is placed on hold awaiting CSR/client remediation.” Please define “CSR” and describe the type of client remediation, including how such remediation is conducted and validated. To the extent material, please revise your risk factors to address the material risks associated with these types of errors.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 68, 186 and 197 of the Amended Registration Statement to include the requested information.

Addressable Market, page 173

25.

We note your statement that “[b]ased on reports released in September 2024 and October 2024, respectively, by independent industry research publisher IBISWorld (the “IBISWorld Reports”), we believe total revenues generated by the U.S. firearms retail market in 2024 may have totaled as much as $25 billion.” Please revise to clarify whether this number was based on the IBISWorld or your management. To the extent it was a combination of both, please revise to clarify the methodologies that your management used to contribute to this figure. Additionally, we note your statement that “the online firearms retail segment has seen significant expansion and we believe the shift to online sales will continue, as consumers increasingly prefer the convenience of purchasing firearms and ammunition online.” Please provide a source as your reference to the IBISWorld report from August 2024 speaks to business conducted online generally, and not to the specific claims that you are making regarding the purchase of firearms and ammunition online.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 188 of the Amended Registration Statement to include the requested information.

Our Growth Strategy, page 174

26.	We note your statement that “[w]e will pursue strategic acquisitions of eCommerce retailers, distributors, and importers of firearms, ammunition, and related accessories.” However, we also note your statement on page xxxi that “[i]f the Business Combination is consummated, the funds, remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any (‘Remaining Proceeds’), are expected to be used by Pubco for working capital and general corporate purposes.” To the extent that you intend to use any Remaining Proceeds to pursue strategic acquisitions, please revise to state as much. Refer to Instruction 6 of Item Item 504 of Regulation S-K. To the extent there are any timelines or currently planned acquisitions, please revise to state as much.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 183 and 189 of the Amended Registration Statement to address the Staff’s comment with a view towards further clarifying that GrabAGun currently has no commitments with respect to any acquisitions. After the consummation of the proposed Business Combination, if such closing occurs, it is possible that GrabAGun or Pubco will identify, evaluate and, over time or from time to time, pursue acquisitive transactions, however, no such opportunities have presently been identified or are contemplated.

Current Firearms, Ammunition and Accessories Product Offerings, page 175

27.	We note your statements that “[w]e work closely with top manufacturers to provide the latest firearms and best ammunition deals as soon as they hit the market, so our customers have access to the most advanced firearms technology available” as well as your statement on page 170 regarding your “collaborative business relationships and multi-brand vendor strategy ... .” Please revise to state whether you have agreements with manufacturers and if so, summarize the material terms and file as an exhibit. Refer to Item 601(b)(10) of Regulation S-K. We also note your statement on page 179 that “[f]irearms distributors that we work with provide priority fulfillment of high-demand products during supply shortages and hold inventory on our behalf.” Please revise to state whether you provide such distributors with any payment or other compensation to receive such priority status.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 55, 197 and 201 of the Amended Registration Statement to include the requested information and to clarify that, as of the date of the Amended Registration Statement, GrabAGun does not have any “material contracts” as defined in Item 601(b)(10) of Regulation S-K with any firearms manufacturers or distributors. Further, GrabAGun does not provide any payment or other compensation to distributors for priority fulfillment; rather, priority status is a function of GrabAGun’s high volume and long-established relationship with distributors.

Our Customer Base, page 178

28.

We note your statement that “[w]e offer a large selection of firearms, ammunition and related accessories to suit sportsmen and enthusiasts of all ages, backgrounds and experience levels through our easy-to-use business-to-consumer eCommerce platform” as well as your statement on page 170 regarding your strategy to capture “younger customers” and the “next generation of 2A enthusiasts.” Please revise to clarify whether all of your products are offered to individuals of all ages. If not, please clarify the age range and note the relevant regulations, if any, that may prevent you from marketing to certain age ranges or marketing certain products. In this light, we note your statement on page 103 that your business is subject to “media and advertising constraints.” Similarly, please revise your risk factors accordingly.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 68, 193 and 197 of the Amended Registration Statement to include the requested information and revise aspects of the Registration Statement disclosure based on the Staff’s comment.

29.

We note your statement that “[i]n 2024 and 2023, approximately 170,000 and 190,000 customers, respectively, purchased products through our eCommerce platform, and there are currently more than 1.25 million registered users with accounts on our site.” Please revise to clarify how you measure customers, products purchased, and registered users on your eCommerce platform. Additionally, we note your statement that you sell at levels competitive with peer companies. Please revise to name such peer companies and tell us whether any of those peer companies, aside from AMMO, Inc., were used in your Guideline Company Selection. To the extent that they were not used, please revise to explain why not.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 193 of the Amended Registration Statement to include the requested information.

Inventory Management and Facilities, page 179

30.	We note your statement that “[w]e also have drop-shipment arrangements with many of our firearms distributors, in which products are shipped directly to FFL holders or customers rather than being processed by us, saving both time and shipping costs. These arrangements represented approximately 30% and 35% of total sales in 2024 and 2023, respectively.” Please revise to describe the types of products that are distributed in this manner.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 194 of the Amended Registration Statement to include the requested information.

Marketing Strategy, page 179

31.	We note your statement regarding your marketing strategy that “[f]irearms retailers operate under stringent advertising restrictions that significantly limit the promotion of firearms products through traditional channels such as television, radio, and print media. As a result, digital engagement through social media, email marketing, and other direct-to-consumer channels has become increasingly vital for retailers in our industry.” Please revise to state whether or not any advertising restrictions apply to your business through digital engagement.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 194 of the Amended Registration Statement to include the requested information.

Government Regulations and Compliance, page 182

32.	Please revise to include a cross-reference to the “Legal and Regulatory Risks” section of your Risk Factors.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 198 of the Amended Registration Statement to include the requested cross-reference.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

GrabAGun

Results of Operations, page 188

33.	Please expand your disclosure to provide quantified explanations for the changes in net revenues and gross profit margin from fiscal year 2023 to 2024. In doing so, describe and quantify the extent to which such changes are attributable to changes in prices or to changes in the amount of goods being sold. Refer to Item 303 of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 205 of the Amended Registration Statement to include the requested information.

Key Business Metrics, Selected Financial Data and Non-GAAP Reconciliation, page 189

34.	Please expand your disclosure of the non-GAAP financial measures to describe how management uses these non-GAAP measures. Refer to Items 10(e)(1)(i)(D) of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 205 of the Amended Registration Statement to include the requested information.

Metroplex Trading Company LLC (dba GrabAGun.com)

Notes to Financial Statements

3. Summary of Significant Accounting Policies

Revenue Recognition, page F-33

35.	Please provide us with your analysis regarding how you determined you are a principal in transactions involving “drop-ship” sales arrangements including an assessment of the indicators of control under ASC 606-10-55-39. Please revise your disclosure to provide your assessment of the indicators of control (i.e. primarily responsible for fulfilling the promise to provide the specified good or service, inventory risk, and price discretion).

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page F-33 of the Amended Registration Statement to include the requested information. GrabAGun has performed an analysis under ASC 606-10-55-39 to evaluate its role in transactions involving drop-ship sales arrangements. Based on the indicators of control outlined in the guidance, GrabAGun has determined that it acts as the principal in these transactions and, accordingly, recognizes revenue on a gross basis.

Control of the specified good is maintained by GrabAGun throughout the transaction. GrabAGun bears responsibility for fulfilling the customer’s order because it directs the shipment of the firearm and other products to the customer’s selected Federal Firearms Licensee (“FFL”) location or other appropriate location. The third-party supplier is limited to shipping the firearm as directed by GrabAGun and has no discretion over the price or the shipment destination.

GrabAGun retains full discretion over pricing by the establishment of the price the customer pays for the product, which is independent from the predetermined cost GrabAGun pays the supplier. In addition, GrabAGun assumes inventory risk during the transaction, including the risk of returns, defects, or cancellations. Any returned items are processed by GrabAGun, not the supplier. Further, from the customer’s perspective, all interactions occur directly with GrabAGun, which reinforces the perception that GrabAGun is the party responsible for delivering the product.

Based on these factors—namely control over the product, fulfillment responsibility, inventory risk, pricing discretion, and customer relationship—GrabAGun has concluded that it acts as the principal in drop-ship transactions. This determination aligns with the indicators of control under ASC 606-10-55-39.

General

36.	Please revise to include the information required by Item 1603 of Regulation S-K.

Response: The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure in the letter to shareholders of the Amended Registration Statement to include the requested information.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Colombier’s legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300 or GrabAGun’s legal counsel, Spencer Feldman, Esq., of Olshan Frome Wolosky LLP, at (212) 451-2234.

Sincerely,

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer GrabAGun Digital Holdings Inc.

By:	/s/ Marc Nemati
Name:	Marc Nemati
Title:	Chief Executive Officer Metroplex Trading Company LLC

cc:	Meredith Laitner, Ellenoff Grossman & Schole LLP
Spencer Feldman, Olshan Frome Wolosky LLP